# International Lease Finance Corporation



## With Maturities of 9 Months or More from Date of Issue

Registration No.      333-100340
Filed Pursuant to Rule      424 (b) (3)
Pricing Supplement No.      8
(To Prospectus dated April 15, 2003 and Prospectus Supplement dated April 15, 2003)
The date of this Pricing Supplement is      June 30, 2003
Trade Date:    06/30/03        Issue Date:    07/03/03

| CUSIP Number | Stated Interest Rate per Annum | Maturity Date | Interest Payment Frequency | First Interest Payment Date | Subject to Redemption | Redemption Date and Terms |
|---|---|---|---|---|---|---|
| 45974EAV8 | 2.75% | 09/15/07 | Monthly | 08/15/03 | No | N/A |
| 45974EAW6 | 3.15% | 09/15/08 | Monthly | 08/15/03 | No | N/A |
| 45974EAX4 | 3.50% | 09/15/09 | Quarterly | 09/15/03 | No | N/A |

[Additional columns below]

[Continued from above, first column repeated]

| CUSIP Number | Aggregate Principal Amount | Price to Public | Discounts and Commissions | Net Proceeds to Issuer | Maximum Reallowance | Survivor's Option | OID Note | Other Material Terms |
|---|---|---|---|---|---|---|---|---|
| 45974EAV8 | $4,795,000 | 100% | 1.00% | $4,747,050.00 | $1.50 | Yes | No | N/A |
| 45974EAW6 | $4,601,000 | 100% | 1.075% | $4,551,539.25 | $1.50 | Yes | No | N/A |
| 45974EAX4 | $4,171,000 | 100% | 1.15% | $4,123,033.50 | $1.75 | Yes | No | N/A |

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.